

Tracy Poole · 3rd

Managing Partner at FortySix Venture Capital LLC

Tulsa, Oklahoma, United States · 500+ connections ·

Contact info



FortySix Venture Capital
LLC

University of Oklahoma
College of Law

Experience



Managing Partner
FortySix Venture Capital LLC
Jun 2020 – Present · 6 mos



Managing Partner
POOLEfirm
Jun 2020 – Present · 6 mos
Tulsa, Oklahoma, United States

Deploying my 27 years of experience as an Attorney, General Counsel, Entrepreneur, Partner, Investor, Lender, Venture Capitalist, Advisor, Board Member and CLIENT to help Founders, Teams and Investors to do more with less.



Co-Founder
Me in 3
Apr 2019 – Present · 1 yr 8 mos
Tulsa, Oklahoma

Making the hiring process human again, for everyone!

President
Waterfront Capital, LLC
Feb 2006 – Present · 14 yrs 10 mos
Tulsa, OK

Private Investments



Of Counsel Attorney
McAfee & Taft
Jun 2016 – Jun 2020 · 4 yrs 1 mo
Tulsa, OK

Enjoy working alongside a highly effective group of colleagues assisting clients with commercial transactions. Able to draw on my unique experience as a business owner, operator investor, board member and former General Counsel to bring value to the table to clients while managing risk.

Show 5 more experiences ⌄

Education



University of Oklahoma College of Law
JD
1990 – 1993



Oklahoma State University
BS
1985 – 1989

Altus High School
1983 – 1985

Volunteer experience

Director
Global Organization for Organ Donation
Health



Volunteer-Sponsor
ALS Therapy Development Institute
Health

Support research initiatives to cure ALS in honor of my Father, Thomas Poole Jr.

 **Campaign Cabinet--Small Business Comittee Chair**
Tulsa Area United Way
2011 – 2013 · 2 yrs
Social Services

Show 3 more experiences ⌄

Skills & endorsements

Energy · 58

 Endorsed by **Bill Lawson and 10 others who are highly skilled at this**

Endorsed by **2 of Tracy's colleagues at F. Snider Blankenship Bailey & Tippens**

Natural Gas · 56

 Endorsed by **RYBURN MCCULLOUGH and 6 others who are highly skilled at this**

Endorsed by **5 of Tracy's colleagues at F. Snider Blankenship Bailey & Tippens**

Energy Industry · 36

 Endorsed by **RYBURN MCCULLOUGH and 1 other who is highly skilled at this**

Endorsed by **2 of Tracy's colleagues at F. Snider Blankenship Bailey & Tippens**

Show more ⌄



